

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 17, 2010

Mr. Michael V. Lewis
Chief Executive Officer
RealD Inc.
100 N. Crescent Drive, Suite 120
Beverly Hills, CA 90210

>   **Re: RealD Inc.**
>   **Registration Statement on Form S-1**
>   **Filed on April 9, 2010, as amended May 10, 2010**
>   **File No. 333-165988**

Dear Mr. Lewis:

We have reviewed your May 10, 2010 letter and filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Summary consolidated financial and other data, page 7
Selected consolidated financial and other data, page 35

1.   Please refer to footnote (3) on page 8. Revise to delete (ii)-(v). The pro forma balance sheet should only give effect to the automatic conversion of preferred stock into common stock.

Public Company Expenses, page 40

2.   We note your response to prior comment 14 from our letter dated May 6, 2010. Revise to specifically describe the estimated costs of being a public company.

Compensation Discussion and Analysis, page 103

Fiscal 2011 salaries, page 109

3.   We note your responses to prior comments 22 and 23 from our letter dated May 6, 2010. Please revise your disclosure here to clarify that while the new employment agreements will be effective as of April 1, 2010, the base salary increases will be retroactive to January 1, 2010 and that base salary will be further increased following an initial public offering.

Part II, Item 16. Exhibits and Financial Statement Schedules, page II-3

4.   We note your response to prior comment 41 from our letter dated May 6, 2010. Please re-file Exhibit 10.20 to include all exhibits to the Credit and Security Agreement. To the extent that an exhibit to the Credit and Security Agreement has been filed as an independent exhibit to your registration statement, please note that in your revised exhibit.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, or Kyle Moffatt, Accountant Branch Chief at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: C. Thomas Hopkins, Esq.,
       Sheppard, Mullin, Richter & Hampton LLP
       Via Facsimile: (805) 879-1872